UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On November 14, 2017, China Internet Nationwide Financial Services Inc. (the “Company”) reported in its filing with the Securities and Exchange Commission on Form 6-K that Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. (“Sheng Ying Xin”), its contractually controlled and managed company, entered into an Equity Transfer Agreement with Beijing Tianhuang Tongda Technology Co., Ltd, the sole shareholder of Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”) to acquire Anytrust for a total cash consideration of RMB 12,000,000 (approximately US$1,808,326) (the “Transaction”). The closing of the Transaction was subject to, amongst other things, satisfactory due diligence on Anytrust and staggered deliverables and conditions. The Transaction finally closed on November 23, 2017 and Anytrust is now a wholly-owned subsidiary of Sheng Ying Xin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 26, 2018	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

		By:	/s/ Jianxin Lin
		Name:	Jianxin Lin
		Title:	Chief Executive Officer